SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9
SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)
OF THE SECURITIES EXCHANGE ACT OF 1934

INTERVOICE, INC.
(Name of Subject Company)

INTERVOICE, INC.
(Name of Person(s) Filing Statement)

Common Stock, no par value
(including associated Preferred Stock Purchase Rights)
(Title of Class of Securities)
461142101
(CUSIP Number of Class of Securities)

Office of the General Counsel
Intervoice, Inc.
17811 Waterview Parkway
Dallas, TX 75252
(972) 454-8708
(Name, Address and Telephone Number of Person Authorized to Receive
Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:
David E. Morrison, Esq.
James R. Griffin, Esq.
Fulbright & Jaworski L.L.P.
2200 Ross Avenue
Suite 2800
Dallas, TX 75201
(214) 855-8000
☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On July 16, 2008, Intervoice, Inc. distributed a document to employees entitled Intervoice Employees FAQs — Agreement by Intervoice to be acquired by Convergys — Wednesday July 16, 2008 (the “FAQs”). One of the questions addressed in the FAQs was: What happens to my stock options, PBRSUs and RSUs as a result of the acquisition? This question and its answer in the FAQs is replaced with the following question and answer:
What happens to my stock options, PBRSUs and RSUs as a result of the acquisition?
Outstanding stock options, PBRSUs and RSUs (vested and unvested) held by you at the effective time of the transaction will be canceled automatically at the time of the acquisition. You will be asked to agree to the cancellation if required under Intervoice’s stock plans or applicable law. Upon cancellation of outstanding stock options and within 5 days after the acquisition date, you will receive a cash payment equal to the difference between the acquisition consideration per share ($8.25) and the exercise price for each share of Intervoice stock (regardless of vesting) covered by your options (less applicable withholdings). The cash payment for each of your RSUs and PBRSUs will be equal to the acquisition price per share (regardless of vesting and less applicable withholdings). Most cash payments related to PBRSUs and RSUs will be made within 5 days following the effective time, but due to a tax law (IRC § 409A) related to nonqualified deferred compensation (which imposes an additional 20% tax if violated), cash payments made for cancellation of certain PBRSUs and RSUs that are subject to IRC § 409A (generally those granted before July 2,  2007) will be made on January 2, 2009 (and possibly earlier if you otherwise would be entitled to receive payout of those RSUs or PBRSUs during 2008).
Important Information
This communication is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of Intervoice common stock has not commenced. At the time the expected tender offer is commenced, Convergys Corporation intends to file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Intervoice intends to file a solicitation/recommendation statement with respect to the tender offer. Investors and Intervoice shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they will contain important information. When available, the offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, will be available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about the Company and the transaction can be obtained by all shareholders of Intervoice, when available, without charge, by directing a request to Intervoice, Inc., Attention: Corporate Secretary, 17811 Waterview Parkway, Dallas, Texas 75252, or by telephone at (972) 454-8000 or on Intervoice’s website, www.intervoice.com.